[Atlas Growth Partners, L.P. Letterhead]

April 1, 2016

VIA EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Growth Partners, L.P.
Registration Statement on Form S-1
File No. 333-207537

Dear Mr. Schwall:

On behalf of Atlas Growth Partners, L.P., a Delaware limited partnership (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 12:00 p.m., Washington, D.C. time, on April 5, 2016, or as soon as practicable thereafter. As requested by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Atlas Growth Partners GP, LLC

By:	/s/ Jeffrey M. Slotterback
Name:	Jeffrey M. Slotterback
Title:	Chief Financial Officer

[Anthem Securities, Inc. Letterhead]

April 1, 2016

VIA EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Atlas Growth Partners, L.P.
Registration Statement on Form S-1
File No. 333-207537

Dear Mr. Schwall:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Anthem Securities, Inc., as dealer-manager for Atlas Growth Partners, L.P., a Delaware limited partnership, hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 12:00 p.m., Washington, D.C. time, on April 5, 2016, or as soon as practicable thereafter. Because there has been no distribution of preliminary prospectuses to prospective investors, there will be compliance with the 48 hour rule under Rule 15c2-8 of the Securities Exchange Act of 1934.

Very truly yours,

Anthem Securities, Inc.

By:	/s/ Justin T. Atkinson
Name:	Justin T. Atkinson
Title:	President